UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 8, 2022

G Squared Ascend I Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39981	98-1578016
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

205 N. Michigan Ave., Suite 2770 Chicago, IL	60601
(Address of principal executive offices)	(Zip Code)

(312) 552-7160

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of a Warrant to acquire one Class A ordinary share	GSQD.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	GSQD	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GSQD.W	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share, issuable upon exercise of Redeemable Warrants	GSQD	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Amendment to Business Combination Agreement

On June 8, 2022, G Squared Ascend I Inc., a Cayman Islands exempted company (“SPAC”), entered into an amendment (the “BCA Amendment”) to the Business Combination Agreement, dated as of September 20, 2021 (the “Business Combination Agreement”), by and among SPAC, Horizon Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of SPAC (“Merger Sub”), Transfix, Inc., a Delaware corporation (the “Company”), and Transfix Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Holdings”). Pursuant to the Business Combination Agreement, among other things: (a) on the Closing Date but prior to the Initial Merger, SPAC will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware (the “Domestication”); (b) on the Closing Date immediately following the Domestication, SPAC will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”); and (c) on the Closing Date, following the Initial Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger”, and together with the Initial Merger, the “Mergers”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation. The Mergers, together with the other transactions related thereto, are referred to herein as the “Proposed Transactions.” References herein to “SPAC” shall refer to G Squared Ascend I Inc. for all periods prior to completion of the Initial Merger and to the Surviving Corporation for all periods after completion of the Initial Merger. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the BCA Amendment or the Business Combination Agreement, as applicable.

The BCA Amendment amends the Business Combination Agreement to, among other things, (a) extend the Outside Date to November 3, 2022; (b) increase  the dollar threshold in Section 8.02(f) of the Business Combination Agreement to $200 million; (c) permit the Company to enter into preliminary discussions to issue Equity Securities of the Company to one or more third parties as consideration in an acquisition by the Company of one or more third parties that would otherwise be subject to Section 6.01(b)(vii) of the Business Combination Agreement; (d) provide that neither the Notes (as defined below) nor any Equity Securities of the Company or any of its Subsidiaries issued or issuable upon conversion or exchange of the Notes or any other Equity Securities that may be issued under the Note Purchase Agreement (as defined below) will be included in the calculation of the Exchange Ratio; and (e) amend specified defined terms included in the Business Combination Agreement.

A copy of the Business Combination Agreement was filed with the Securities Exchange Commission (the “SEC”) on Form 8-K on September 21, 2021. A copy of the BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA Amendment filed with this Current Report on Form 8-K.

Amendment to Forward Purchase Agreement

Concurrent with the execution of the BCA Amendment, SPAC and G Squared Ascend Management I, LLC, a Cayman Island limited liability company who has been the Company’s investor since 2019 (the “Sponsor”) entered into a Second Amended and Restated Forward Purchase Agreement (the “Second A&R Forward Purchase Agreement”).

Pursuant to the Second A&R Forward Purchase Agreement and in connection with the acceleration of funding to the Company under the Amended and Restated Note Purchase Agreement (as described below), SPAC and the Sponsor have agreed to reduce the Committed Amount (as defined in the Second A&R Forward Purchase Agreement) by the aggregate principal amount of up to $50 million under each Note (as defined below) that is converted in connection with the consummation of the Proposed Transactions into shares of Surviving Corporation Common Stock and Assumed SPAC Warrants in accordance with the Amended and Restated Note Purchase Agreement (as defined below). The obligation of the Sponsor under the Second A&R Forward Purchase Agreement is subject to the fulfillment of certain conditions therein, including the substantially concurrent consummation of the Mergers.

A copy of the Second A&R Forward Purchase Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing description of the Second A&R Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second A&R Forward Purchase Agreement filed with this Current Report on Form 8-K.

Item 8.01.	Other Events.

Concurrent with the execution of the BCA Amendment and the Second A&R Forward Purchase Agreement, G Squared V, LP, an affiliate of the Sponsor (“G Squared Fund”) and the Company entered into an Amended and Restated Subordinated Convertible Promissory Note Purchase Agreement (the “Amended and Restated Note Purchase Agreement”).

Pursuant to the Amended and Restated Note Purchase Agreement, the Company and G Squared Fund have agreed, subject to the terms and conditions set forth in the Amended and Restated Note Purchase Agreement, that the Company shall issue and sell to G Squared Fund and its affiliates, and G Squared Fund and its affiliates shall purchase an aggregate of up to $50 million in principal amount of subordinated convertible promissory notes of the Company (“Notes”), as follows: (a) at an initial closing that occurred on June 8, 2022 (the “Initial Note Closing”), the Company sold and issued to G Squared Fund a Note with a principal amount of $15 million; (b) following the Initial Note Closing, but in no event later than June 30, 2022 (the “Second Note Closing”), the Company shall sell and issue to G Squared Fund and its affiliates, and G Squared Fund and its affiliates shall purchase, an aggregate of $10 million in principal amount of Notes; (c) following the Second Note Closing, but in no event later than August 15, 2022 (the “Third Note Closing”), the Company shall sell and issue to G Squared Fund and its affiliates, and G Squared Fund and its affiliates shall purchase, an aggregate of $12.5 million in principal amount of Notes; and (d) following the Third Note Closing, but in no event later than September 30, 2022, the Company shall sell and issue to G Squared Fund and its affiliates, and G Squared and its affiliates shall purchase, an aggregate of $12.5 million in principal amount of Notes.

If the Proposed Transactions are consummated while any Notes are outstanding, then in connection with the consummation of the Proposed Transactions, the outstanding principal amount of each Note will automatically convert into: (a) shares of Surviving Corporation Common Stock at a conversion price equal to $10.00 per share; and (b) one (1) Assumed SPAC Warrant for every five (5) shares of Surviving Corporation Common Stock into which the Note converts under clause (a) above, rounded down to the nearest whole share (with such conversion being in full satisfaction of all principal and accrued but unpaid interest on the Notes). If the Proposed Transactions are consummated, no interest will accrue or become payable under the Notes.

If the Business Combination Agreement is terminated before the consummation of the Proposed Transactions, the outstanding principal and accrued but unpaid interest under the Notes are convertible into: (a) shares of Common Stock of the Company upon the closing of a business combination transaction involving a special purpose acquisition company (other than SPAC); (b) the shares of preferred stock or other equity securities of the Company issued in connection with a qualified equity financing; (c) shares of Common Stock of the Company in connection with an initial public offering or direct listing of the Company's Common Stock; (d) shares of preferred stock of the Company in a change of control transaction; or (e) shares of preferred stock of the Company at maturity. The Amended and Restated Note Purchase Agreement provides for certain lender approvals and information rights for so long as any Notes are outstanding. The Amended and Restated Note Purchase Agreement also provides G Squared Fund with certain rights to sell the Notes in connection with any secondary sales of preferred stock of the Company.

Additionally, pursuant to the Amended and Restated Note Purchase Agreement, the Company and G Squared Fund have agreed, subject to the terms and conditions set forth in the Amended and Restated Note Purchase Agreement, if the Business Combination Agreement is terminated before the consummation of the Proposed Transactions, the Company shall issue to G Squared Fund, and G Squared Fund shall purchase from the Company, an aggregate of $50 million in preferred stock of the Company. The obligations of G Squared Fund to purchase such shares of preferred stock of the Company are subject to the fulfillment of certain terms and conditions, including the occurrence of the termination of the Business Combination Agreement.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed with the SEC on February 8, 2021 and its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I's filings with the SEC. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Exhibit
2.1	Amendment to Business Combination Agreement, dated as of June 8, 2022, by and among SPAC, Merger Sub, the Company and Holdings.

10.1	Second Amended and Restated Forward Purchase Agreement, dated as of June 8, 2022, by and between SPAC and Sponsor.

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

G SQUARED ASCEND I INC.

Date: June 13, 2022	By:	/s/ Ward Davis
	Name:	Ward Davis
	Title:	Chief Executive Officer